UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 1, 2012.

Luxottica Group Announces

Audio and Video Webcast of “2012 Investor and Analyst Presentation”

Milan, Italy — February 1st, 2012 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacturing and distribution of premium fashion, luxury and sports eyewear, today announced that its “2012 Investor and Analyst Presentation” will be available via audio and video webcast on Wednesday, February 29th, 2012, at 4:30 AM US ET (9:30 AM GMT).

Luxottica Group will report full year 2011 results on February 28th, 2012.

The audio and video webcast will be available to the financial community and the media from Luxottica Group’s corporate website at www.luxottica.com/en/tools/webcast/index.html.

Please note that a slide presentation will be available for download from Luxottica Group’s investor relations corporate website at www.luxottica.com/en/investors/presentation/ shortly before the start of the audio and video webcast.

Certain financial and statistical information included in the webcast, as well as information required by Regulation G, will be available at the time of the webcast in the notes to the relative earnings release available from Luxottica Group’s website at www.luxottica.com, press releases section.

Luxottica Group S.p.A. media and investor relations contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 Email: InvestorRelations@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: February 3, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER